Exhibit 99.3

DATED 6 NOVEMBER 2021

AUTOLUS THERAPEUTICS PLC

WARRANT INSTRUMENT DATED 6 NOVEMBER 2021

RELATING TO THE ISSUE OF A WARRANT ENTITLING BXLS V – AUTOBAHN L.P. TO

PURCHASE AMERICAN DEPOSITARY SHARES

REPRESENTING ORDINARY SHARES IN THE SHARE CAPITAL OF

AUTOLUS THERAPEUTICS PLC

TABLE OF CONTENTS

1.	DEFINITIONS AND INTERPRETATION	3
2.	CONSTITUTION AND FORM OF WARRANT	6
3.	WARRANT	8
4.	TIMING FOR EXERCISE OF PURCHASE RIGHTS	8
5.	EXERCISE OF PURCHASE RIGHTS	9
6.	COMPLETION	9
7.	TRANSFER OF WARRANT	10
8.	MODIFICATION AND CESSATION OF RIGHTS	10
9.	RESTRICTIONS ON AND UNDERTAKINGS OF THE COMPANY	10
10.	INFORMATION AND CO-OPERATION OF ANY FILINGS	11
11.	MISCELLANEOUS	11
SCHEDULE 1 FORM OF WARRANT CERTIFICATE		14
FIRST SCHEDULE TO THE WARRANT CERTIFICATE – NOTICE OF PURCHASE		16
SECOND SCHEDULE TO THE WARRANT CERTIFICATE – FORM OF TRANSFER		19
SCHEDULE 2 CONDITIONS		21
SCHEDULE 3 ISSUANCE AND DELIVERY INSTRUCTION		22

THIS WARRANT INSTRUMENT is made on 6 November 2021:

BY:

1.	AUTOLUS THERAPEUTICS PLC, a company incorporated in England and Wales with number 11185179 whose registered office is at The MediaWorks, 191 Wood Lane, London W12 7FP, United Kingdom (the “Company”).

BACKGROUND:

A.

The Company, by resolution of its Directors, has agreed to issue this certain warrant (the “Warrant”) to purchase American Depositary Shares (“ADSs”) representing ordinary shares in the capital of the Company (“Ordinary Shares”), on the terms and conditions set forth below in this instrument.

B.

Pre-emption rights under section 561 of the UK Companies Act 2006 (the “Companies Act”) have been validly disapplied in relation to the number of Ordinary Shares in the Company to be issued pursuant to this Warrant under the current articles of association of the Company adopted on 26 June 2018 (the “Articles”) .

C.

Pursuant to the terms of the Collaboration and Financing Agreement (the “Collaboration Agreement”) by and between the Company and BXLS V – Autobahn L.P. (“Blackstone”), Blackstone, or its permitted assigns, has agreed to provide up to U.S.$24,000,000 to the Company, to help fund the continued development of certain of the Company’s product candidates in exchange for the Company issuing a warrant to purchase ADSs representing Ordinary Shares to Blackstone.

D.

This instrument has been executed by the Company in favour of the Warrantholder (as defined below). If any term or provision of this Warrant conflicts with any term or provision of the Collaboration Agreement, the terms and provisions of this instrument and the Warrant shall control.

IT IS AGREED:

1.	DEFINITIONS AND INTERPRETATION

11.	Inthis instrument the following words and expressions shall (unless the context requires otherwise) have the following meanings:

“ADS” means American Depositary Shares representing Ordinary Shares pursuant to a sponsored American Depositary Receipt facility established with, and maintained by, the Depositary, which are not registered and will be restricted under the terms of the deposit agreement with the Depositary;

“Articles” means the current articles of association of the Company adopted on 26 June 2018;

“Business” means the research, development, production, trading and licensing of rights, intellectual property and/or products within the life sciences industry (or any of the foregoing or any activities connected thereto);

“Business Day” means a day (which for these purposes ends at 5:30 pm GMT) on which banks are open for commercial business in the City of London, United Kingdom other than a Saturday, Sunday or public holiday;

“Cashless Exchange” has the meaning given in clause 2.3;

“Closing Price” means the last closing bid price and last closing trade price, respectively, for the Company’s ADSs on Nasdaq, as reported by Bloomberg, or, if Nasdaq begins to operate on an extended hours basis and does not designate the closing bid price or the closing trade price, as the case may be, then the last bid price or last trade price, respectively, of such security prior to 4:00 p.m., New York time, as reported by Bloomberg, or, if Nasdaq is not the principal securities exchange or trading market for such security, the last closing bid price or last trade price, respectively, of such security on the principal securities exchange or trading market where such security is listed or traded as reported by Bloomberg, or if the foregoing do not apply, the last closing bid price or last trade price, respectively, of such security in the over-the-counter market on the electronic bulletin board for such security as reported by Bloomberg, or, if no closing bid price or last trade price, respectively, is reported for such security by Bloomberg, the average of the bid prices, or the ask prices, respectively, of any market makers for such security as reported in the “pink sheets” by Pink Sheets LLC (formerly the National Quotation Bureau, Inc.). If the Closing Price cannot be calculated for a security on a particular date on any of the foregoing bases, the Closing Price of the ADSs on such date shall be the fair market value as mutually determined by the Company and the Warrantholder.

“Companies Act” means the U.K. Companies Act 2006;

“Competitor” means any entity (other than a reputable financial institution) whose business directly competes with the Business carried out by a Group Company;

“Conditions” means the terms and conditions set out in Schedule 2 (subject to any alterations made in accordance with the provisions of this instrument);

“Daily VWAP” means, for each of the thirty (30) consecutive VWAP Trading Days during the VWAP Period, the per share volume-weighted average price as displayed under the heading “Bloomberg VWAP” on Bloomberg page “AUTL <equity> AQR” (or its equivalent successor if such page is not available) in respect of the period from the scheduled open of trading until the scheduled close of trading of the primary trading session on such VWAP Trading Day (or if such volume-weighted average price is unavailable, the market value of one of the Company’s ADSs on such VWAP Trading Day determined, using a volume-weighted average method, by a nationally recognized independent investment banking firm retained for this purpose by the Company). The “Daily VWAP” shall be determined without regard to after-hours trading or any other trading outside of the regular trading session trading hours;

“Depositary” has the meaning given in the Issuance and Delivery Instruction;

“Directors” means the board of directors of the Company (and/or, where relevant, a Group Company) for the time being;

“Exercise Date” means the date of delivery to the registered office of the Company of the items specified in clause 5.2 (and the date of such delivery shall be the date on which such items are received at the Company’s registered office);

“Expiration Date” means 5:30 pm, GMT on the date which is five years from the original date of this instrument (which, for the avoidance of doubt, shall be 6 November 2026);

“Group” means (i) the Company and its subsidiaries (if any), (ii) any holding company of the Company, and (iii) any subsidiaries of such holding companies from time to time, and “Group Company” means any member of the Group;

“Issuance and Delivery Instruction” means an issuance and delivery instruction in such form as notified from the Company to the Warrantholder from time to time, the current form of which is attached hereto as Schedule 3;

“Issue Date” means the date of execution of the Collaboration Agreement (which, for the avoidance of doubt, shall be 6 November 2021);

“Nasdaq” means the Nasdaq Stock Market LLC;

“Notice of Purchase” means the notice addressed to the Company by the Warrantholder exercising its Purchase Rights in the form, or substantially in the form, set out in the first schedule to the Warrant Certificate;

“Ordinary Shares” means ordinary shares in the capital of the Company and having the rights and privileges set out in the Articles;

“Purchase Price” means 120% of the Volume Weighted Average Price, which shall be U.S.$ 7.35 per Warrant ADS;

“Purchase Rights” means the rights of the Warrantholder to purchase Warrant ADSs under clause 5;

“Permitted Transferee” means a (i) nominee of the Warrantholder (provided that the Warrantholder retains beneficial ownership of the Warrant) and/or (2) a member of the Blackstone group of companies;

“Recognised Exchange” means a recognised investment exchange or overseas investment exchange (within the meaning thereof given for the purposes of section 285 of the Financial Services and Markets Act 2000, and shall include, without limitation, Nasdaq);

“Register” means the register of the person for the time being entitled to the benefit of the Warrant to be maintained pursuant to the Conditions;

“Volume Weighted Average Price” means the arithmetic average of the Daily VWAPs during the VWAP Period;

“VWAP Period” means the thirty (30) consecutive VWAP Trading Days with, and including, the VWAP Trading Day immediately prior to the Effective Date;

“VWAP Trading Day” means a day on which trading in the Company’s ADSs generally occurs on The Nasdaq Stock Market LLC;

“Warrant Certificate” means a certificate evidencing the Warrantholder’s entitlement to the Warrant in the form set out in Schedule 1;

“Warrantholder” means in relation to a Warrant, the person whose name appears in the Register as the holder of the Warrant;

“Warrant ADSs” means the ADSs representing Ordinary Shares to be issued pursuant to the terms of the Warrant;

“Warrant Shares” means the Ordinary Shares represented by the Warrant ADSs; and

“Warrant” means the warrant of the Company constituted by this instrument and all rights conferred by it (including the Purchase Rights).

1.2	In this instrument, unless the context otherwise requires:

1.2.1	words and expressions defined in the Companies Act or the Articles shall have the same meanings in this instrument (unless otherwise expressly defined in this instrument);

1.2.2	headings are used for convenience only and shall be ignored in interpreting this instrument;

1.2.3	reference to a clause or schedule is a reference to a clause of, or schedule to, this instrument;

1.2.4

reference to (or to any specific provision of) this instrument or any other document or instrument shall be construed as a reference to this instrument, that provision or that document or instrument as in force for the time being and as amended from time to time in accordance with its terms and Clause 8.1, as applicable;

1.2.5

reference to any gender includes all genders, references to the singular includes the plural (and vice versa) and reference to persons includes bodies corporate, unincorporated associations and partnerships (whether or not any of the same have a separate legal personality);

1.2.6	reference to a statutory provision includes reference to:

(a)	the statute or statutory provision as modified or re-enacted from time to time; and

(b)	any subordinate legislation made under the statutory provision (as modified or re-enacted as set out in clause 1.2.6(a) above);

1.2.7

any words following the terms ‘including,’ ‘include,’ ‘in particular’, ‘for example’ or any other similar expression shall be construed as illustrative and shall not limit the sense of the words, description, phrase or term preceding those words; and

1.2.8

references to statutory obligations include obligations arising under articles of the Treaty establishing the European Community, and regulations, directives and decisions of the European Union as well as United Kingdom Acts of Parliament and subordinate legislation to the extent retained under the laws of England and Wales.

1.3

Unless otherwise specifically provided, where any notice, resolution or document is required by this instrument to be signed by any person, the reproduction of the signature of such person by fax or email (whether in .pdf format or otherwise) shall suffice, provided that confirmation by first class letter is dispatched by close of business on the next following Business Day, in which case the effective notice, resolution or document shall be that sent by fax or email (served in accordance with paragraphs 11 and 12 of Schedule 2), not the confirmatory letter.

1.4	This instrument incorporates the schedules to it.

1.5

References in this instrument to (1) the Company issuing and/or selling Warrant ADSs to the Warrantholder, and similar or analogous expressions, shall be understood to include references to the Company allotting and issuing the Warrant Shares underlying those Warrant ADSs to the Depositary or its nominee and procuring the issue of Warrant ADSs representing such Warrant Shares by the Depositary or its nominee to the Warrantholder; and (2) the purchase of, or payment for, any Warrant ADSs, and similar or analogous expressions, shall be understood to refer to the subscription for the Warrant Shares underlying those Warrant ADSs, as well as deposit of the Warrant Shares for Warrant ADSs representing such Warrant Shares, and the payment of the subscription monies in respect of such Warrant Shares.

2.	CONSTITUTION AND FORM OF WARRANT

2.1

This instrument constitutes a Warrant which gives the Warrantholder the right, upon the terms and subject to the conditions set out in this instrument, to purchase for cash or by wire transfer of immediately available funds (if the Warrantholder did not notify the Company in the Notice of Purchase that such exercise was made pursuant to a Cashless Exchange (as defined in clause 2.3)) at a price per ADS equal to the Purchase Price up to an aggregate of U.S.$24,000,000. The Warrant may be exercised in whole or in part and from time to time before the Expiration Date.

2.2

The Warrantholder shall be entitled to purchase for cash at the Purchase Price that number of Warrant ADSs in respect of which it is entitled to be recorded as the holder in the Register on the terms set out in this instrument. Only a whole number of Warrant ADSs will be issuable and all fractional entitlements will be ignored.

2.3

Notwithstanding anything contained herein to the contrary, the Warrantholder may, in its sole discretion, elect to exchange all or any portion of this Warrant and, in lieu of making the cash payment otherwise contemplated to be made to the Company upon exercise in payment of the Purchase Price, elect to exchange all or any portion of its Warrant, by way of cashless exchange, for such number of Warrant ADSs calculated using the following formula (a “Cashless Exchange”):

where:

A =	the number of Warrant ADSs to be issued to the Warrantholder;

B =	the number of Warrant ADSs that would be issued to the Warrantholder in respect of the Warrant being exchanged if they were exercised at full Purchase Price rather than by way of Cashless Exchange;

C =	the Closing Price of the ADSs at the time of delivery of the Notice of Purchase giving rise to the applicable Cashless Exchange; and

D =	the Purchase Price per Warrant Share.

Where the Warrantholder elects to exchange its Warrant by way of Cashless Exchange, the Warrantholder shall pay the nominal value for the Warrant Shares underlying the Warrants ADSs resulting from the above formula (the aggregate nominal value payable to the Company in respect of all such Warrant Shares being so subscribed shall be rounded up to the nearest £1 (the “Nominal Price”)).

The Company shall notify the Warrantholder of the Nominal Price and the Warrantholder covenants to pay the Nominal Price to the Company in cash in the manner set out in clause 2.1 within four Business Days of such notification.

An issue of Warrant ADSs to the Warrantholder pursuant to an election made in accordance with this Section 2.3 shall fully satisfy the Company’s obligations to issue Warrant ADSs to such Warrantholder and, following such issue, the number of Warrant ADSs for which that Warrantholder shall be entitled to purchase shall be reduced by the number of Warrant ADSs represented by the figure “B” in the formula above in respect of the relevant election.

If the Closing Price is less than the Warrant Exercise Price, then the Notice of Purchase shall be automatically cancelled.

The provisions above permitting “Cashless Exchange” are intended, in part, to enable the parties to take the position that the exchange of this Warrant for Warrant ADSs pursuant to such provisions will be characterized as and constitute a valid reorganization in the form of a recapitalization under section 368(a)(1)(E) of the U.S. Internal Revenue Code of 1986, as amended.

2.4	The Warrant shall be in registered form.

2.5	The Warrant is issued subject to the Articles and otherwise on the terms of this instrument (including the Conditions).

2.6

The Company agrees with the Warrantholder and, in consideration of being issued the Warrant Certificate, the Warrantholder agrees with the Company that the Articles (insofar as they relate to the Warrant) and the terms of this instrument shall be binding upon the Company and the Warrantholder and all persons claiming through or under either of them.

2.7	No application will be made for the Warrant to be listed or dealt on any Recognised Exchange, including but not limited to Nasdaq.

2.8

The Warrant, the Warrant ADSs issuable on exercise of the Warrant, and the underlying Warrant Shares are not currently registered with the U.S. Securities and Exchange Commission (the “SEC”) under the United States Securities Act of 1933, as amended (the “Securities Act”), or with any securities regulatory authority of any state or other jurisdiction of the United States. The offer and sale of the Warrant, the Warrant ADSs issuable on exercise of the Warrant, and the underlying Warrant Shares are being made in the United States only to the Warrantholder as it is an “accredited investor” (as defined in Regulation D of the Securities Act) in a transaction not involving a public offering and which is exempt from, or not subject to, the registration requirements of the Securities Act. The Warrantholder has been informed that the Warrant, the Warrant ADSs, and the Warrant Shares, must be held indefinitely unless they are subsequently registered with the SEC on a registration statement under the Securities Act or an exemption from registration under Securities Act is available. Each Notice of Purchase and each notice of transfer of a Warrant shall contain the provisions contained in the schedules to the Warrant Certificate attached to this Warrant Instrument and such other warranties and representations as may be required by applicable securities laws. The exercise or transfer of the Warrant, and the right of the Warrantholder to receive the Warrant ADSs to be issued on the exercise of the Warrant (including the underlying Warrant Shares), shall be subject to such requirements, conditions, restrictions, limitations or prohibitions (together referred to as “Restrictions”) as the Company may reasonably require for the purposes of ensuring that such exercise, transfer or issuance, complies with (or for avoiding any requirement by the Company to comply with or register any securities under) the securities laws of the United States and any other relevant jurisdiction and will only be effective to the extent that such Restrictions are complied with. The Directors of the Company may request from any person exercising the Warrant or who is a transferee of the Warrant such information as they may reasonably require for determining whether such Restrictions will be applicable and, if so, whether they will be complied with.

3.	WARRANT CERTIFICATES

3.1

The Company shall issue to the Warrantholder a Warrant Certificate in respect of the number of Warrant ADSs to which it is entitled to purchase upon exercise of the Warrant as soon as reasonably practicable following the execution of the Collaboration Agreement.

3.2

If a Warrant Certificate is mutilated, defaced, lost, stolen or destroyed, the Company will, on such terms as to evidence and indemnity as the Company may reasonably require, issue a replacement Warrant Certificate and subject to the Warrantholder who is seeking the replacement paying the Company’s reasonable costs (if any) in connection with the issue of the replacement.

3.3	A mutilated or defaced Warrant Certificate must be surrendered before a replacement Warrant Certificate will be issued.

4	TIMING FOR EXERCISE OF PURCHASE RIGHTS

4.1	The Purchase Rights may be exercised at any time from the Issue Date until 5:30 pm, GMT on the Expiration Date and shall be exercised in accordance with clause 5.

4.2

A failure by the Warrantholder to exercise its Purchase Rights ahead of such time on the Expiration Date shall mean that the Warrant shall immediately lapse and be cancelled and the Warrantholder shall have no further rights under this instrument.

5.	EXERCISE OF PURCHASE RIGHTS

5.1	At the time of an exercise of the Purchase Rights, pursuant to clause 4.1, the Warrantholder shall exercise all such Purchase Rights and not, for the avoidance of doubt, part of these Purchase Rights.

5.2	In order to exercise its Purchase Rights validly, the Warrantholder must deliver the following items to the registered office of the Company:

5.2.1	the Warrant Certificate for the Warrant in respect of which Purchase Rights are being exercised, together with the Notice of Purchase duly completed;

5.2.2

the name and address of the Warrantholder to which the Warrant ADSs arising on exercise of Purchase Rights are to be issued, and such other information as may be reasonably requested by the Depositary; and

5.2.3

a completed Issuance and Delivery Instruction in the form set out at Schedule 3 hereto (as such form may be amended from time to time by notice to the Warrantholder) duly completed and executed, inter alia, by the Warrantholder.

5.3

Delivery of the items specified in clause 5.2 to the Company shall, unless the Company expressly consents otherwise, be an irrevocable election by the Warrantholder to exercise the relevant Purchase Rights.

5.4

The Warrantholder, solely in such person’s capacity as a holder of the Warrant, shall not be entitled to vote or receive dividends or be deemed the holder of the share capital of the Company for any purpose, nor shall anything contained in the Warrant be construed to confer upon the Warrantholder, solely in such person’s capacity as the holder of the Warrant, any of the rights of a shareholder of the Company or any right to vote, give or withhold consent to any corporate action (whether any reorganization, issue of shares, redesignation of shares, consolidation, merger, scheme of arrangement, conveyance or otherwise), receive notice of meetings, receive dividends or subscription rights, or otherwise, prior to the issuance to the Warrantholder of the Warrant ADSs which such person is then entitled to receive upon the due exercise of the Warrant. In addition, nothing contained in this Warrant shall be construed as imposing any liabilities on the Warrantholder to purchase any securities (upon exercise of this Warrant or otherwise) or as a shareholder of the Company, whether such liabilities are asserted by the Company or by creditors of the Company.

6.	COMPLETION

6.1	Following a valid exercise of Purchase Rights by a Warrantholder, the Company shall in accordance with clause 6.3:

6.1.1

issue to, deposit with (and otherwise register in the name of) the custodian of the Depositary (or its nominee) the number of Ordinary Shares to be issued on the exercise of Purchase Rights (“Allotted Shares”) and following such issuance and deposit, the Company will direct the Depositary to promptly issue an amount of ADSs in book-entry form on the books and records of the Depositary (with such ADSs being ineligible for listing on Nasdaq or settlement through DTC) in accordance with the corresponding Issuance and Delivery Instruction; and

6.1.2

immediately following allotment and issue in accordance with clause 6.1.1, enter, or procure that the Company’s registrars enter the custodian of the Depositary’s name in the register of members of the Company as the holder of the Allotted Shares.

6.2

The obligations of the Company under clause 6.1 shall be fulfilled within five (5) Business Days after the Notice of Purchase is lodged at the registered office of the Company or as soon as reasonably practicable thereafter.

6.3	The Allotted Shares shall:

6.3.1	be allotted and issued fully paid;

6.3.2	rank pari passu with the Ordinary Shares then in issue;

6.3.3

rank for any dividend or other distribution which has previously been announced or declared if the date by which the holder of Warrant Shares must be registered to participate in such dividend or other distribution is after the Exercise Date pursuant to which the Purchase Rights have been exercised; and

6.3.4	be free from all claims, liens, charges, encumbrances, equities and third-party rights.

7.	TRANSFER OF WARRANT

7.1	Subject to clause 7.2, the Warrant may be transferred in whole by the Warrantholder to any person, provided that the Company has given its prior written consent to such transfer.

7.2

The Warrantholder has the right, with prior written notice, but without the consent of the Company, to transfer the Warrant in whole to a Permitted Transferee, subject to compliance with the provisions of Schedule 2 hereto.

7.3	Notwithstanding any other provisions of this instrument, no transfer shall be made to any person which is a Competitor of the Company.

7.4	The provisions of Schedule 2 to this instrument shall regulate any transfer of a Warrant.

8.	MODIFICATION AND CESSATION OF RIGHTS

8.1	This instrument, the Warrant and any term hereof may be changed, waived, discharged or terminated only by an instrument in writing signed by the Company and the Warrantholder.

8.2	This instrument ceases to have effect on the earlier of:

8.2.1	the date upon which all Purchase Rights have been exercised in full; and

8.2.2	the Expiration Date.

9.	RESTRICTIONS ON AND UNDERTAKINGS OF THE COMPANY

9.1	For so long as the Warrant is outstanding, the Company will:

9.1.1

to the extent that the Company has a limit on its authorised share capital, keep available for issue and free from pre-emptive rights, out of its authorised but unissued share capital, such number of Warrant Shares as will enable the Purchase Rights of the Warrantholder to be satisfied in full; and

9.1.2

ensure that the Directors have all necessary authorisations and disapplications of pre-emption (including under the Companies Act and the Articles) to allot such number of Warrant Shares and procure the issue of such number of Warrant ADSs representing such Warrant Shares as will enable the Purchase Rights of the Warrantholder to be satisfied in full at any time.

10.	INFORMATION AND CO-OPERATION IN EVENT OF ANY FILINGS

10.1

Should it be necessary or, in the Warrantholder’s view, reasonably advisable for the Warrantholder to obtain clearance for the exercise of the Warrant from any regulatory or governmental authority, the Company shall, and shall procure that any Group Company shall, if requested by the Warrantholder in writing, co-operate, to the extent legally permittable and reasonably requested, with the Warranholder in enabling the Warrantholder to obtain such clearance, or cause any applicable waiting periods to commence and expire as soon as reasonably practicable following such request, including providing such assistance and information as may be reasonably requested by the Warrantholder as soon as reasonably practicable following any such request, before and after the exercise of the Warrant; provided, however, that any costs including legal, clearance, filing, stamp duty reserve tax, or stamp duty costs or fees that result or are incurred in connection with fulfilling the objectives of this clause shall be borne by the Warrantholder.

10.2	Without prejudice to the generality of clause 10.1, in fulfilling the objectives of this clause, the Company shall, and shall procure that any Group Company shall:

10.2.1

provide any reasonably requested information, including any underlying documents, to the Warrantholder, as soon as reasonably practicable following a request to enable the Warrantholder to prepare any submissions to the relevant authority or respond to the relevant authority’s requests; and

10.2.2	make available, at the Warrantholder’s reasonable request and with reasonable notice, relevant personnel for calls and remote meetings with the relevant authority.

11.	MISCELLANEOUS

Confidentiality

11.1	The Warrantholder shall keep confidential any information received by it in its capacity as a Warrantholder which is of a confidential nature except:

11.1.1	as required by law or any applicable regulations;

11.1.2	to the extent the information is in the public domain through no default of the Warrantholder; and

11.1.3	the Warrantholder will be entitled to divulge such information to any proposed transferee of the Warrant on the same terms as to confidentiality.

Notices

11.2	Any notice to the Warrantholder required for the purposes of any provision of this instrument shall be given in accordance with the provisions of paragraphs 10 to 13 (inclusive) of Schedule 2.

Further Assurance

11.3

The Company shall, at its own cost and expense, execute all such deeds and documents and do all such acts and things as may reasonably be required in order to give effect to this instrument, including the payment of any and all Depositary-related fees in connection with the issuance and maintenance of the Warrant ADSs, as well as the vesting on issue the full legal and beneficial title to the Warrant ADSs in the Warrantholder; provided, however, for purposes of clarity, that all stamp duty taxes, including, without limitation, the U.K. Stamp Duty Reserve Tax, will be paid by the Warrantholder to the extent such taxes are payable in respect of the deposit of the Warrant Shares and the issuance and delivery of the Warrant ADSs as contemplated herein.

Severability

11.4

Each of the provisions of this instrument is distinct and severable from the others and if at any time one or more of such provisions is or becomes valid, unlawful or unenforceable (whether wholly or to any extent), the validity, lawfulness and enforceability of the remaining provisions (or the same provision to any other extent) of this instrument shall not in any way be affected or impaired.

Governing Law

11.5

The provisions of this instrument and the Conditions and any dispute or claim arising out of or in connection with them (including any dispute or claim relating to non-contractual obligations) shall be subject to and governed by the laws of the State of Delaware and the Company and the Warrantholder submit to the exclusive jurisdiction of the courts of the State of Delaware in relation to any such dispute or claim.

(Signature Page Follows)

IN WITNESS WHEREOF, Autolus Therapeutics plc has executed this Warrant Instrument, as of the date first above written.

AUTOLUS THERAPEUTICS PLC

By:
Name:	Christian Itin
Title:	Director/Authorised Signatory

[Signature Page to the Blackstone Warrant Instrument]

SCHEDULE 1

FORM OF WARRANT CERTIFICATE

AUTOLUS THERAPEUTICS PLC (“COMPANY”)

A company registered in England and Wales

under Company number 11185179

WARRANT CERTIFICATE

This certificate is issued pursuant to the warrant instrument issued by the Company on [•] November 2021 (“Warrant Instrument”). Words and expressions used in this certificate which are defined in the Warrant Instrument have the meanings given to them in the Warrant Instrument.

Certificate number: [•]

Date of issue:

Name and address of Warrantholder:

Number of Warrant ADSs which the Warrantholder may purchase is [•] ADSs representing [•] Ordinary Shares.

This is to certify that the Warrantholder named above is the registered holder of the right to purchase Warrant ADSs subject to the Articles and otherwise on the terms and conditions set out in the Warrant Instrument (a copy of which is available for inspection at the registered office of the Company).

EXECUTED as a deed, but not delivered until )

the date specified on this certificate, by )

AUTOLUS THERAPEUTICS PLC )

by a director in the )

presence of a witness:

Director

Witness Signature:

Witness Name (block capitals):

Witness Address:

Witness Occupation:

THE PURCHASE RIGHTS ARE TRANSFERABLE PRIOR TO EXERCISE IN ACCORDANCE WITH THE PROVISIONS OF THE WARRANT INSTRUMENT. A COPY OF THE WARRANT INSTRUMENT MAY BE OBTAINED ON REQUEST FROM THE COMPANY AT ITS REGISTERED OFFICE. THE NOTICE OF EXERCISE AND FORM OF TRANSFER PRINTED ON THE FOLLOWING PAGES FORM PART OF THIS CERTIFICATE.

THE SECURITIES REPRESENTED HEREBY HAVE NOT BEEN REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED (THE “SECURITIES ACT”), OR UNDER THE SECURITIES LAWS OF ANY STATE OR OTHER JURISDICTION OF THE UNITED STATES AND MAY NOT

BE OFFERED, SOLD, TAKEN UP, EXERCISED, RESOLD, TRANSFERRED, DELIVERED OR DISTRIBUTED, DIRECTLY OR INDIRECTLY, EXCEPT (A) PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT UNDER THE SECURITIES ACT; (B) IN A PRIVATE PLACEMENT TO AN “ACCREDITED INVESTOR” AS DEFINED IN RULE 501(a)(1), (2) (3) OR (7) OF REGULATION D UNDER THE SECURITIES ACT PURSUANT TO SECTION 4(a)(2) THEREUNDER; (C) IN AN ‘‘OFFSHORE TRANSACTION’’ IN ACCORDANCE WITH RULE 903 OR RULE 904 OF REGULATION S UNDER THE SECURITIES ACT; OR (D) PURSUANT TO AN EXEMPTION FROM REGISTRATION UNDER THE SECURITIES ACT PROVIDED BY RULE 144 (IF AVAILABLE), AND IN EACH CASE OF CLAUSES (A)—(D), IN ACCORDANCE WITH ANY APPLICABLE LOCAL SECURITIES LAWS OR REGULATIONS OF ANY STATE OR OTHER JURISDICTION OF THE UNITED STATES.

NO REPRESENTATION CAN BE MADE AS TO THE AVAILABILITY OF THE EXEMPTION PROVIDED BY RULE 144 OR ANY OTHER EXEMPTION UNDER THE SECURITIES ACT OR OF ANY EXEMPTIONS UNDER APPLICABLE SECURITIES LAWS OF ANY STATE OR OTHER JURISDICTION OF THE UNITED STATES FOR THE REOFFER, RESALE, PLEDGE OR OTHER TRANSFER OF THE AMERICAN DEPOSITARY SHARES REPRESENTING ORDINARY SHARES BY THE HOLDER. NOTWITHSTANDING ANYTHING TO THE CONTRARY IN THE FOREGOING, THE SECURITIES REPRESENTED HEREBY MAY NOT BE DEPOSITED INTO ANY UNRESTRICTED DEPOSITARY RECEIPT FACILITY IN RESPECT OF THE SECURITIES ESTABLISHED OR MAINTAINED BY A DEPOSITARY BANK. EACH HOLDER, BY ITS ACCEPTANCE OF SECURITIES, REPRESENTS THAT IT UNDERSTANDS AND AGREES TO THE FOREGOING RESTRICTIONS.

First Schedule to the Warrant Certificate

Notice of Purchase

To: AUTOLUS THERAPEUTICS PLC (“Company”)

This notice is issued pursuant to the warrant instrument issued by the Company on _________________________ (the “Warrant Instrument”). Words and expressions used in this notice which are defined in the Warrant Instrument have the meanings given to them in the Warrant Instrument.

We hereby irrevocably elect to exercise [number] Warrants issued to us by the Company pursuant to the Warrant Instrument and purchase thereunder (and surrender herewith the relevant warrant certificate) as Warrant ADSs with the underlying Warrant Shares to be issued to the custodian of the Depositary for delivery to the Warrantholder as ADSs pursuant to the Warrant Instrument.

The Warrantholder certifies that it is the registered holder of the Warrant and intends that payment of the Exercise Price for the Warrant ADSs shall be made as:

☐ a “Cash Exchange” with respect to                Warrant ADSs; and/or

☐ a “Cashless Exchange” with respect to                 Warrant ADSs, resulting in a delivery obligation by the Company to the Holder of a number of                ADSs representing Ordinary Shares.

We direct the Company to issue, allot, and deposit [number] of Ordinary Shares to be issued pursuant to this exercise to the custodian (or its nominee) of the Depositary and that following such issuance and deposit, to direct the Depositary to issue an amount of ADSs in book-entry form on the books and records of the Depositary in accordance with the Issuance and Delivery Instruction corresponding to this Notice of Purchase.

We agree that such Warrant ADSs (and the Ordinary Shares to be represented by the ADSs) are issued and accepted subject to the memorandum and articles of association of the Company.

By our execution below, and for the benefit of the Company, we warrant that:

(a)

we understand that the Warrant ADSs and the underlying Warrant Shares, are not currently registered with the U.S. Securities and Exchange Commission (the “SEC”) under the United States Securities Act of 1933, as amended (the “Securities Act”) or with any state or other jurisdiction of the United States, and that the Warrant ADSs and the underlying Warrant Shares may not be reoffered, resold, pledged or otherwise transferred except (a) pursuant to an effective registration statement filed with the SEC under the Securities Act); (b) outside the United States in an “offshore transaction” pursuant to Rule 903 or Rule 904 of Regulation S under the Securities Act (“Regulation S”); (c) in a private placement to an “accredited investor” as defined in Rule 501(a)(1), (2) (3) or (7) of Regulation D under the Securities Act pursuant to Section 4(a)(2) thereunder; (d) pursuant to Rule 144 under the Securities Act (“Rule 144”) (if available); or (e) pursuant to another exemption from the registration requirements of the Securities Act, in each case in compliance with all applicable securities laws of the United States or any state or other jurisdiction of the United States. We understand that no representation can be made by the Company as to the availability of Section 4(a)(2), Rule 144 or any other exemption under the Securities Act for the reoffer, resale, pledge or transfer of the Warrant ADSs or the underlying Warrant Shares. We accept the Warrant ADSs subject to the foregoing restrictions on transfer and agree to notify any transferee to whom we subsequently reoffer, resell, pledge or otherwise transfer the Warrant ADSs of the foregoing restrictions on transfer.

(b)	we represent that we are an “accredited investor” (as defined in Regulation D of the Securities Act);

(c)

we are aware of the Company’s business affairs and financial condition and have acquired sufficient information about the Company to reach an informed and knowledgeable decision regarding an investment in the Company;

(d)

we are experienced in making investments of this type and have such knowledge and background in financial and business matters that we are capable of evaluating the merits and risks of this investment and protecting our own interests;

(e)

the Warrant ADSs are being acquired by us for investment and not with a view to any distribution or resale, directly or indirectly, in the United States, and we have no present intention of distributing or reselling such Warrant ADSs;

(f)

we acknowledge that the Warrant ADSs and the Warrant Shares will be “restricted securities” within the meaning of Rule 144(a)(3) under the Securities Act and, for so long as the Warrant ADSs are “restricted securities”, we shall not deposit such shares in any depositary facility established or maintained by a depositary bank unless it is a restricted depositary facility; and

(g)

we understand that the Warrant ADSs and Warrant Shares (to the extent they are in certificated form and as required by applicable law), unless otherwise determined by the Company in accordance with applicable law, will bear a legend substantially to the following effect:

“THE SECURITIES REPRESENTED HEREBY HAVE NOT BEEN REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED (THE “SECURITIES ACT”), OR UNDER THE SECURITIES LAWS OF ANY STATE OR OTHER JURISDICTION OF THE UNITED STATES AND MAY NOT BE OFFERED, SOLD, TAKEN UP, EXERCISED, RESOLD, TRANSFERRED, DELIVERED OR DISTRIBUTED, DIRECTLY OR INDIRECTLY, EXCEPT (A) PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT UNDER THE SECURITIES ACT; (B) IN A PRIVATE PLACEMENT TO AN “ACCREDITED INVESTOR” AS DEFINED IN RULE 501(a)(1), (2) (3) OR (7) OF REGULATION D UNDER THE SECURITIES ACT PURSUANT TO SECTION 4(a)(2) THEREUNDER; (C) IN AN ‘‘OFFSHORE TRANSACTION’’ IN ACCORDANCE WITH RULE 903 OR RULE 904 OF REGULATION S UNDER THE SECURITIES ACT; OR (D) PURSUANT TO AN EXEMPTION FROM REGISTRATION UNDER THE SECURITIES ACT PROVIDED BY RULE 144 (IF AVAILABLE), AND IN EACH CASE OF CLAUSES (A) – (D), IN ACCORDANCE WITH ANY APPLICABLE LOCAL SECURITIES LAWS OR REGULATIONS OF ANY STATE OR OTHER JURISDICTION OF THE UNITED STATES.

NO REPRESENTATION CAN BE MADE AS TO THE AVAILABILITY OF THE EXEMPTION PROVIDED BY RULE 144 OR ANY OTHER EXEMPTION UNDER THE SECURITIES ACT OR OF ANY EXEMPTIONS UNDER APPLICABLE SECURITIES LAWS OF ANY STATE OR OTHER JURISDICTION OF THE UNITED STATES FOR THE REOFFER, RESALE, PLEDGE OR OTHER TRANSFER OF THE AMERICAN DEPOSITARY SHARES REPRESENTING ORDINARY SHARES BY THE HOLDER. NOTWITHSTANDING ANYTHING TO THE CONTRARY IN THE FOREGOING, THE SECURITIES REPRESENTED HEREBY MAY NOT BE DEPOSITED INTO ANY UNRESTRICTED DEPOSITARY RECEIPT FACILITY IN RESPECT OF THE SECURITIES ESTABLISHED OR MAINTAINED BY A DEPOSITARY BANK. EACH HOLDER, BY ITS ACCEPTANCE OF SECURITIES, REPRESENTS THAT IT UNDERSTANDS AND AGREES TO THE FOREGOING RESTRICTIONS.”.

The Warrantholder represents and warrants that this Notice of Purchase has been duly signed and constitutes a valid and binding act to exercise the said Warrant.

Signature of
Warrantholder:

Full name:

Address:

The above exercise is acknowledged and accepted. Place and date:

AUTOLUS THERAPEUTICS PLC

By:
Title:

Second Schedule to the Warrant Certificate

Form of Transfer

To: AUTOLUS THERAPEUTICS PLC (“Company”)

FOR VALUE RECEIVED, the foregoing Warrant and all rights evidenced thereby are hereby transferred in full to:

Name:

(Please Print)

Address:

(Please Print)

Email Address:

(Please Print)

Date of Transfer: ____, 20__

Date of this Form: ____, 20__

This notice is issued pursuant to the warrant instrument issued by the Company on [•] November 2021 (“Warrant Instrument”). Words and expressions used in this notice which are defined in the Warrant Instrument have the meanings given to them in the Warrant Instrument.

[Name of Warrantholder] (the “Transferor”) hereby gives notice that it is transferring its Warrant to purchase an aggregate of [number] Warrant ADSs issued pursuant to the Warrant Instrument to [name of transferee] of [address of transferee] (the “Transferee”).

The Transferor encloses its Warrant Certificate for cancellation by you. Please would you issue a new Warrant Certificate to the Transferee in respect of the Warrant so transferred.

By its execution below, and for the benefit of the Company, Transferee warrants that:

(a)

it understands that the Warrant is not currently, registered under the US Securities Act of 1933, as amended (the “Securities Act”) or with any State or other jurisdiction of the United States, and that the Warrant may not be reoffered, resold, pledged or otherwise transferred except (a) pursuant to an effective registration statement under the Securities Act; (b) outside the United States in an “offshore transaction” pursuant to Rule 903 or Rule 904 of Regulation S under the Securities Act (“Regulation S”); (c) in a private placement to an “accredited investor” within the meaning of Section 501(a)(1), (2), (3) or (7) of Regulation D under the Securities Act pursuant to Section 4(a)(2) thereunder; (d) pursuant to Rule 144 under the Securities Act (“Rule 144”) (if available); or (e) pursuant to Rule 144 under the Securities Act (“Rule 144”) (if available); or (d) pursuant to another exemption from the registration requirements of the Securities Act, in each case in compliance with all applicable securities laws of the United States or any state or other jurisdiction of the United States. It understands that no representation can be made by the Company as to the availability of Section 4(a)(2), Rule 144, or any other exemption under the Securities Act for the reoffer, resale, pledge or transfer of the Warrant. It accepts the Warrant subject to the foregoing restrictions on transfer and agree to notify any transferee to whom it subsequently reoffer, resell, pledge or otherwise transfers the Warrant of the foregoing restrictions on transfer.

(b)	it is an “accredited investor” (as defined in Regulation D of the Securities Act);

(c)	it is not acquiring the Warrant with a view to any distribution or resale, directly or indirectly, in the United States;

(d)

it acknowledges that the Warrant will be a “restricted security” within the meaning of Rule 144(a)(3) under the Securities Act and, for so long as the Warrant is a “restricted security,” it shall not deposit such Warrant in any restricted depositary facility established or maintained by a depositary bank;

(e)

understands that the Warrant (to the extent it is in certificated form and as required by applicable law), unless otherwise determined by the Company in accordance with applicable law, will bear a legend substantially to the following effect:

“THE SECURITIES REPRESENTED HEREBY HAVE NOT BEEN REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED (THE ‘‘SECURITIES ACT’’), OR UNDER THE SECURITIES LAWS OF ANY STATE OR OTHER JURISDICTION OF THE UNITED STATES AND MAY NOT BE OFFERED, SOLD, TAKEN UP, EXERCISED, RESOLD, TRANSFERRED, DELIVERED OR DISTRIBUTED, DIRECTLY OR INDIRECTLY, EXCEPT (A) PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT UNDER THE SECURITIES ACT; (B) IN A PRIVATE PLACEMENT TO AN “ACCREDITED INVESTOR” AS DEFINED IN RULE 501(a)(1), (2) (3) OR (7) OF REGULATION D UNDER THE SECURITIES ACT PURSUANT TO SECTION 4(a)(2) THEREUNDER; (C) IN AN ‘‘OFFSHORE TRANSACTION’’ IN ACCORDANCE WITH RULE 903 OR RULE 904 OF REGULATION S UNDER THE SECURITIES ACT; OR (D) PURSUANT TO AN EXEMPTION FROM REGISTRATION UNDER THE SECURITIES ACT PROVIDED BY RULE 144 (IF AVAILABLE), AND IN EACH CASE OF CLAUSES (A) – (D), IN ACCORDANCE WITH ANY APPLICABLE LOCAL SECURITIES LAWS OR REGULATIONS OF ANY STATE OR OTHER JURISDICTION OF THE UNITED STATES.

NO REPRESENTATION CAN BE MADE AS TO THE AVAILABILITY OF THE EXEMPTION PROVIDED BY RULE 144 OR ANY OTHER EXEMPTION UNDER THE SECURITIES ACT OR OF ANY EXEMPTIONS UNDER APPLICABLE SECURITIES LAWS OF ANY STATE OR OTHER JURISDICTION OF THE UNITED STATES FOR THE REOFFER, RESALE, PLEDGE OR OTHER TRANSFER OF THE ORDINARY SHARES BY THE HOLDER. NOTWITHSTANDING ANYTHING TO THE CONTRARY IN THE FOREGOING, THE SECURITIES REPRESENTED HEREBY MAY NOT BE DEPOSITED INTO ANY UNRESTRICTED DEPOSITARY RECEIPT FACILITY IN RESPECT OF THE SECURITIES ESTABLISHED OR MAINTAINED BY A DEPOSITARY BANK. EACH HOLDER, BY ITS ACCEPTANCE OF SECURITIES, REPRESENTS THAT IT UNDERSTANDS AND AGREES TO THE FOREGOING RESTRICTIONS.”.]

Yours faithfully

TRANSFEROR

for and on behalf of [NAME OF WARRANTHOLDER]

TRANSFEREE

for and on behalf of [NAME OF TRANSFEREE]

SCHEDULE 2

CONDITIONS

1.	An accurate Register listing the contact information of the Warrantholder will be kept and maintained at all times by the Company at its registered office.

2.

Any change in the name or address of the Warrantholder shall promptly be notified to the Company which shall cause the Register to be altered accordingly. The Warrantholder or any person authorised by the Warrantholder shall be at liberty at all reasonable times during office hours to inspect the Register and to take copies of or extracts from it or any part of it.

3.

The Company shall be entitled to treat the Warrantholder as the absolute owner of the Warrant and accordingly shall not, except as ordered by a court of competent jurisdiction or as required by law, be bound to recognise any equitable or other claim to or interest in the Warrant on the part of any other person, whether or not it shall have express or other notice of such a claim.

4.

The Warrantholder will be recognised by the Company as entitled to the Warrant free from any equity, set-off or cross-claim on the part of the Company against the original or any intermediate holder of the Warrant.

5.

Each transfer of a Warrant shall be made by an instrument of transfer in the form or substantially in the form set out in the second schedule to the Warrant Certificate or in any other form which may be approved for the time being by the Directors.

6.

The instrument of transfer of a Warrant shall be executed by or on behalf of the transferor and by or on behalf of the transferee. The transferor shall be deemed to remain the holder of the Warrant until the name of the transferee is entered in the Register in respect of the Warrant being transferred.

7.

The Directors may decline to recognise any instrument of transfer of a Warrant unless the instrument, executed by both the transferor and transferee, is deposited at the registered office of the Company accompanied by the Warrant Certificate for the Warrant to which it relates, and such other evidence as the Directors may reasonably require to show the right of the transferor to make the transfer. The Directors may also decline to recognise or register any transfer of a Warrant if in the reasonable opinion of the Directors, having taken legal advice, such transfer would violate the securities laws of any country, state or jurisdiction, or require the Company to register the Warrant under the applicable securities laws of such country, state or jurisdiction. The Directors may waive production of any Warrant Certificate upon production to them of satisfactory evidence of the loss or destruction of the Warrant Certificate together with such indemnity as they may require.

8.	No fee shall be charged for any registration of a transfer of a Warrant or for the registration of any other documents which in the opinion of the Directors require registration.

9.	The registration of a transfer shall be conclusive evidence of the approval by the Directors of such a transfer.

10.

The Warrantholder shall register with the Company an address in the United Kingdom to which notices can be sent. If the Warrantholder fails to register an address with the Company, notice may be given to the Warrantholder by sending it by any of the methods referred to in paragraph 11 of this Schedule 2 to that Warrantholder’s last known place of business or residence or, if none, by exhibiting it for three days at the registered office for the time being of the Company.

11.

Notices and other communications to the Warrantholder may be given by personal delivery, prepaid letter by first class post or, subject to clause 1.3 of this instrument, fax or email. In proving service of any notice or other communication sent by post, it shall be sufficient to prove that the envelope containing the notice or other communication was properly addressed and stamped and was deposited in a post box or at the post office.

12.	A notice or other communication given pursuant to the provisions of paragraph 11 of this Schedule 2 shall be deemed to have been served:

12.1	at the time of delivery, if delivered personally to the registered address;

12.2	on the second Business Day following its posting, if sent by prepaid letter by first class post to an address in the United Kingdom; and

12.3	at 09:00 hours on the Business Day following the despatch of the fax, if sent by fax.

13.

Any person who, whether by operation of law, transfer or other means whatsoever, shall become entitled to any Warrant, shall be bound by every notice in respect of such Warrant which, prior to its name and address being entered on the Register, shall have been duly given to the person from which it derives its title to such Warrant.

14.

When a given number of days’ notice or notice extending over any other period is required to be given, the day of service shall be included but the day upon which such notice will expire shall not be included in such number of days or other period. The signature to any notice to be given by the Company may be written or printed.

SCHEDULE 3

Issuance and Delivery Instruction1

[DATE]

Citibank, N.A., as Depositary

388 Greenwich Street

New York, New York 10013

Attn.:	Ryan.Everett@citi.com

Keith.Galfo@citi.com

Leslie.DeLuca@citi.com

Joseph.Connor@citi.com

With a copy simultaneously delivered to:

Citibank, N.A., London Branch

25 Canada Square

Canary Wharf

London E14 5LB, England

Attn.: UK Custody Settlements

Custody Team (uksettlements@citi.com)

Re: Issuance and Delivery Instruction — Autolus Therapeutics plc (Restricted RADAR CUSIP No.: 05280R993) – Deposit & Hold

Dear Sirs:

Reference is made to (i) the Deposit Agreement, dated as of June 26, 2018, as amended and supplemented from time to time (the “Deposit Agreement”), by and among Autolus Therapeutics plc, a public limited company incorporated under the laws of England and Wales and its successors (the “Company”), Citibank, N.A., a national banking association organized and existing under the laws of the United States of America, as Depositary (the “Depositary”), and all Holders and Beneficial Owners of American Depositary Shares (the “ADSs”) issued thereunder, and (ii) the Warrant Exercise Letter Agreement (the “Letter Agreement”), dated as of [DATE], 2021, by and between the Depositary and the Company, which terms supplement the Depositary Agreement. All capitalized terms used, but not otherwise defined herein, shall have the meaning assigned thereto in the Deposit Agreement as supplemented by the Letter Agreement.

[1]	Subject to review by Citibank

In accordance with the terms and subject to the limitations set forth in the Deposit Agreement, promptly following the Depositary’s receipt of confirmation from the Custodian that the Custodian has received a deposit of the number of Warrant Shares specified below made by the Company for the benefit of the undersigned holder thereof (the “Holder” and together with the Company, the “Undersigned”), the Undersigned hereby jointly instruct the Depositary, and the Depositary hereby agrees to promptly accept for deposit the number of Warrant Shares and issue the number of Warrant ADSs as specified below:

Number of Warrant Shares deposited:	Shares

Number of Warrant ADSs (CUSIP No.: 05280R993; each Warrant ADS representing one (1) Ordinary Share to be issued:	ADSs

and (ii) to promptly deliver such Warrant ADSs, as follows:

Name of Holder to which the Warrant ADSs are to be delivered:

Address of Holder of Warrant ADSs:

Tax Identification No. of Holder of Warrant ADSs:

The Holder hereby represents and covenants to, and for the benefit of, the Depositary and Citibank, N.A.—London Branch (the “Custodian”), that (i) the Holder is not an “affiliate” of the Company as that term is defined in Rule 144 promulgated by the Commission under the Securities Act and has not been an affiliate at any time during the 90 days immediately preceding the date hereof and (ii) the Holder has paid all stamp duty taxes, including, without limitation, the U.K. Stamp Duty Reserve Tax (“SDRT”), will be paid in full and on a timely basis by the Holder to the extent such taxes are payable in respect of the deposit of the Warrant Shares and the issuance and delivery of the Warrant ADSs as contemplated herein.

The Holder agrees to indemnify the Depositary and the Custodian for, and to hold the Depositary and the Custodian harmless against, all losses, liabilities, taxes, charges, penalties or expenses (including reasonable legal fees and disbursements), incurred by the Depositary and/or by the Custodian or to which the Depositary and/or the Custodian may become subject to and arising directly or indirectly from the failure by any person to pay (or discharge) any applicable stamp duty taxes, including, without limitation, SDRT, or any other similar duty or tax in connection with the deposit of the Warrant Shares and the issuance and delivery of the Warrant ADSs as contemplated herein, save to the extent that such losses, liabilities, taxes, charges, penalties or expenses are due to the negligence or bad faith of the Custodian or the Depositary.

[HOLDER]	AUTOLUS THERAPEUTICS PLC

By:	By:
Name:	Name:
Title:	Title:

EXECUTED and delivered as a DEED by BXLS V – AUTOBAHN L.P.	IN WITNESS WHEREOF this agreement has been executed as a deed and delivered by the parties on the date first above written.

a Delaware corporation acting by

Authorised Signatory

Authorised Signatory

EXECUTED and delivered as a DEED by AUTOLUS THERAPEUTICS PLC

Signature of Director

Name of Director

Signature of Secretary

Name of Secretary